Exhibit 99

FOR IMMEDIATE RELEASE

CONTACT: MARSHALL A. LOEB
**   CHIEF FINANCIAL OFFICER**
**   (601) 948-4091**



PARKWAY PROPERTIES COMPLETES SALE OF
1,600,000 SHARES OF COMMON STOCK

JACKSON, MISSISSIPPI - January 10, 2005 - Parkway Properties, Inc. (NYSE:PKY) announced today that it is has agreed to sell 1,600,000 shares of common stock to Citigroup Global Markets, Inc. The Company intends to use the net proceeds of approximately $76 million towards the previously announced acquisition of a 70% interest held by its joint venture partner in the property known as 233 North Michigan Avenue in Chicago, IL, other future investment activities, either by way of direct or joint venture purchases of office properties, and general corporate purposes. Pending such use, the proceeds will be used to reduce outstanding variable rate debt.

Parkway Properties has granted the underwriter a thirty-day option to purchase up to 200,000 additional shares to cover over-allotments, if any.

Citigroup Global Markets, Inc. acted as sold book running manager for the offering. This communication shall not constitute an offer to sell nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration on qualification under the securities laws of any such state or other jurisdiction. A copy of the prospectus relating to these securities may be obtained, when available, from Citigroup Global Markets, Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220.

Parkway Properties, Inc. is a self-administered real estate investment trust specializing in the operations, acquisition, ownership, management, and leasing of office properties. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago. Parkway owns or has an interest in 62 office properties located in 11 states with an aggregate of approximately 11,565,000 square feet of leasable space as of January 10, 2005. The Company also offers fee-based real estate services through its wholly owned subsidiary, Parkway Realty Services.

Certain matters discussed in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the risks and uncertainties of acquiring, owning, operating, and disposing of real estate. Such risks and uncertainties are disclosed in the Company's past and current filings with the United States Securities and Exchange Commission.

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1000 ONE JACKSON PLACE
188 EAST CAPITOL STREET
JACKSON, MS 39201-2195

POST OFFICE BOX 24647
JACKSON, MS 39225-4647

PHONE 601.948.4091
FAX 601.949.4077
www.pky.com